Exhibit 99.1

For Immediate Release	17 July 2002

CADBURY SCHWEPPES REPORTS GOOD FIRST HALF EARNINGS GROWTH

Cadbury Schweppes plc reports on financial performance for the 24 weeks ended 16 June 2002:

	2002	2001	Change
	£m	£m	%
Sales†	2,354	2,200	+ 7
Underlying Operating Profit*	429	400	+ 7
Underlying Profit Before Tax*	386	351	+10
Underlying EPS* – pence	12.9	11.5	+12
Dividends per share – pence	3.5	3.35	+4.5

*	Before restructuring costs, goodwill amortisation and disposal gains/losses.
†	See note 1a to the accounts

Summary

•	Underlying earnings up 13% at constant currency continuing a consistent trend of double digit earnings growth.
•	Strong contribution from a more profitable mix and increased efficiencies.
•	Overall volumes up 6%:
	–	Acquisitions contribute the great majority of growth.
	–	Like-for-like volume only marginally up due to North America Beverages and confectionery in Argentina.
	–	Developed confectionery markets’ volumes up 2%.
•	Acquisitions also strengthen existing businesses and extend participation in higher growth categories.

Cadbury Schweppes CEO, John Sunderland, said, “The business performed soundly in the first half and we are on track to meet earnings and cash flow targets for the full year.”

Half Year Overview

Reviewing the first half of 2002, John Sunderland, CEO of Cadbury Schweppes, said, “Overall, profits and earnings delivery in the first half were in line with expectations. Underlying profits before tax were up 10% to £386 million and underlying earnings per share rose by 12% to 12.9 pence or 13% excluding the impact of movements in exchange rates.

“Efficiency has played a greater role in the delivery of these interim results with particularly strong gains from reduced supply chain costs across the business. We also benefited from strong, profitable volume growth from our main developed market confectionery businesses as well as good growth in higher margin product categories such as chewing gum in France.

“Like-for-like sales grew 3% assisted particularly by favourable mix changes.

“Volumes grew 6% of which the great majority was contributed by acquisitions. Like-for-like volumes were marginally up and below our medium term target for the business. There are two main contributory factors. The first is North America Beverages where, after an encouraging start to the year, volumes in the second quarter, particularly late May and June, were lower than expected. As a consequence, first half beverage volume performance overall was marginally down. Secondly, our volumes in developed confectionery markets were up 2% but this was diluted to an overall 1% growth for confectionery by operations in emerging markets, mainly the impact of a 40% fall in Argentinean volumes.

“Overall our beverage businesses performed soundly, producing solid profit results. In North America Beverages, the softer volumes were offset by strong efficiency gains driven by lower supply chain costs. Marketing investment was maintained. Elsewhere, our Europe Beverage businesses produced another good profit performance and we achieved particularly strong gains in Mexico. In Australia, half year profits were slightly ahead of last year.

“Confectionery results were good. We are very encouraged by the performance of our UK confectionery business and the continued progress being made in Australia and New Zealand. We have invested considerable resources in revitalising these businesses in recent years and the positive results are a welcome testament to the efforts of all involved.

“We have continued to make acquisitions which will bolster existing businesses and build our participation in higher growth segments of the confectionery and beverage markets. This year we have acquired:

•	The branded chewing gum business of Dandy, a leading gum business in Northern Europe and Russia and a strong complement to our Hollywood operation in France and our chocolate business in Russia. We will be the No 2 Gum business in Europe when the deal closes.
•	Over 60% shareholding in Kent, the leading sugar confectionery business in Turkey.
•	Squirt, a significant carbonated soft drink (CSD) brand in Mexico (which we also own in North America).
•	Nantucket Nectars, a super premium juice and juice drink brand in the US which complements Snapple’s range of teas and fruit based drinks.

“All acquisitions made last year, most significantly La Casera in Spain and Orangina in France, are performing in line with or ahead of expectations”.

Outlook

John Sunderland, CEO of Cadbury Schweppes, said, “The business performed soundly in the first half and we are on track to meet our earnings and cash flow targets for the full year.

“We expect volumes for our North America Beverage business to be broadly flat for 2002 in spite of any initial disruption associated with the transfer of certain brands, most notably 7 UP, into the independent bottling system (IBS).

“Over the longer term, these brand transfers provide us with significant opportunity to develop further a secure and committed route to market for our beverage brands in the US market. This focus will facilitate long term growth in line with our previous experience of such moves.

“We are also confident that the growth of key brands such as Dr Pepper coupled with further significant cost reduction opportunities in the supply chain will enable us to grow profits in the region in line with expectations over the long term.

“Our developed market confectionery operations have been significantly restructured in recent years with efficiency gains being reinvested in accelerating the rate of top line growth. The first half results benefited strongly from the strengthening performance from these markets and we expect this to continue into the foreseeable future. Emerging markets remain a key long term opportunity for the group and we will continue to build our presence in existing and new markets.

“Our acquisitions programme in recent years has contributed consistently to earnings growth and value creation and we are confident of securing further value creating deals”.

Operating Review

North America Beverages

Sales rose by 6% to £852 million and underlying trading profit by 8% to £248 million. Excluding the impact of exchange rate movements and acquisitions, sales and underlying trading profit rose by 1% and 8% respectively.

This profit growth was driven by a significant reduction in supply chain costs across the region. Total volume was up 4%, all from acquisitions. After a reasonable start to the year, a more challenging second quarter led to like-for-like volumes down 0.6% in the first half. A number of factors contributed to this softer result. Many of these related to distribution of our brands in the Pepsi system and included losses of fountain volumes in a few key accounts, and the termination of distribution agreements for 7 UP and Hawaiian Punch by a number of Pepsi affiliated bottlers. These factors had a 1% adverse impact on total North America first half volumes.

Dr Pepper volumes are beginning to benefit from new and more aggressive marketing aimed at both core users and traditionally low per capita, including ethnic, consumers. Recent performance has been encouraging. Red Fusion was launched in early July, the first new product in the Dr Pepper stable since Diet Dr Pepper was introduced in 1992. Red Fusion is a blend of Dr Pepper with a number of other flavours, which appeals to a wide demographic audience. It has received strong bottler support in all systems.

In still drinks, while overall premium beverage volumes were marginally down for the half, core Snapple case volumes were up 2%. Clamato continues to perform well and Hawaiian Punch growth through the Mott’s system remains at a high level driven both by the core flavours and the launch of a new variant, Green Berry Rush. Deja Blue water, to which Dr Pepper/Seven Up has royalty free rights outside Dr

Pepper/Seven Up Bottling Group territories, is being rolled out through the rest of the IBS.

Europe Beverages

Sales in the Europe Beverages region rose by 51% to £324 million and trading profit by 48% to £50 million. Adjusting for the impact of exchange rates, acquisitions and disposals, sales grew by 2% and underlying trading profit by 13%.

In France we saw good growth in fruit carbonates and still drinks, the latter led by Oasis, our leading children’s brand. Orangina performed well with branded volumes ahead during the half. We have also started consultation with the Works Councils on the merger of Orangina and Schweppes France.

In Spain, while the soft drinks market had a slow start to the year, the on-going efficiency programme drove a healthy increase in profits. Integration of the La Casera business is on schedule. Mexico had a very strong half with a 13% sales increase, led by our water brand, Penafiel, and the relaunch of Orange Crush.

Europe Confectionery

Sales increased by 2% to £654 million, excluding exchange rate movements. Underlying trading profit rose by 13% to £96 million, up 14% excluding exchange.

We saw strong performances from our core markets, but a weaker performance from some of our smaller, less profitable markets, mainly Germany and Spain.

Results at Cadbury Trebor Bassett were excellent, with good growth in both volume and profit during the half. We have made good share gains during 2002, driven by strong innovation in our chocolate range and increasing distribution and availability. Marketing investment was ahead by 6%, including strong support for the Commonwealth Games which start on 25 July. Recent innovation includes Brunch Bar, a cereal bar with Cadbury chocolate, launched in mid 2001, which is the UK’s second best selling cereal bar and Dream, our adult white chocolate product, which has significantly outsold every other new product in the confectionery sector this year.

In France, our development of Hollywood gum through the growing sugar-free sector continues to bear fruit with our share of the sugar-free sector now at 32%. A more profitable volume mix and efficiency benefits contributed to a healthy overall profits result. Poland had a more difficult second quarter as the economy weakened but share gains were made in chocolate and profits benefited from a favourable product mix and reduced costs. Russia broke even in the first half with improvements in product mix and raw material costs.

Americas Confectionery

Sales fell by 16% to £107 million whilst underlying trading profit was down by £5 million. Excluding the impact of exchange and acquisitions, sales were 1% down year on year and trading profit was down 35%.

Good performances from Canada and the US were masked by the economic turmoil in Argentina. After a difficult 2001, Canadian core volumes were ahead by 5% with share gains in chocolate although overall sales were marginally lower as we withdrew from unprofitable non-core products. Performance at Jaret in the US was strong in part due to the successful launch of Hawaiian Punch candy. At Stani in Argentina, profits were significantly lower due to significantly reduced volumes (40%) and unrecovered raw material increases.

Asia Pacific

Sales in the region were up 7% to £290 million but underlying trading profit was down 2% to £38 million. Excluding the impact of exchange movements and acquisitions, the base business delivered sales growth of 6% and an underlying trading profit decrease of 3%.

Strong growth in volumes and sales in the region were countered by lower profits year-on-year resulting from planned increased investments in consumer marketing and IT, the latter associated with the costs of rolling out our new business system, PROBE, in the second half.

Our Australian and New Zealand confectionery businesses grew volumes 4% during the half. In Australia we saw market share gains in both the grocery and impulse channels. Our core moulded range remains a key focus with new advertising – Purple Reign - and the launch of new flavours driving 14% volume growth. Trebor 24-7, a range of functional sugar-free sweets and chewing gums in a unique dispenser and manufactured in our Wuxi plant in China, was launched in Australia in the second quarter and has been enthusiastically received.

Our beverage business in Australia grew volumes by 3% despite unseasonally poor summer weather in Victoria, one of its key markets. Market share gains were seen in both grocery and impulse. The integration of the acquisitions made in 2000/2001 has been successfully completed.

Africa, India and Middle East

Sales in the region were down 10% to £123 million while underlying trading profits increased 4% to £14 million. Excluding the impact of exchange and acquisitions, sales and trading profit grew by 9% and 25% respectively.

Our businesses in the Africa, India and Middle East had another good first half. In India 40,000 new outlets were added and Chocki, a new liquid chocolate in a tube product, was launched very successfully. We achieved double-digit sales and operating profit growth in South Africa and a strong performance in Egypt driven by growth in chocolate.

Financial Review

In May we announced that, beginning with these interim results, we would be adopting, for UK accounting purposes, the new US accounting standards related to the treatment of sales incentives and marketing promotion costs (see Note 1a to the accounts). This does not affect profit, cash flow or earnings and has also been adopted widely by our peer group.

Sales at £2.35 billion were 7% higher than last year, representing an increase of 9% at constant exchange rates. Like-for-like base business sales grew 3% and acquisitions, net of disposals, contributed 6% revenue growth. The most significant contributor to growth through acquisitions was the Orangina business in Europe.

Underlying trading profit before restructuring and goodwill amortisation was up 8%. At constant currency the growth was 9%, with base business contributing 6% growth and acquisitions 3%. The adverse impact of currency movements (1%) was driven mainly by weakness in the South African Rand and the Argentinean Peso. The weakening US dollar had no impact on the Group’s half year performance, but if current rates prevail there will be some impact on the full year results. The overall trading margin increased fractionally to 17.0%, versus 16.9% reported in the 2001 interim results.

Income from associates at £28 million was £5 million up on last year, due to charges taken in 2001 for our share of associates’ restructuring costs. The Group restructuring charge, excluding associates, of £17 million is £3 million higher than last half year. Integration of newly acquired businesses accounted for £9 million of this total, the most significant of which was the integration of the La Casera beverages business in Spain. Goodwill amortisation at £25 million is up on last half year, reflecting the acquisition activity within the Group over the last twelve months. Despite this activity, interest at £43 million is well down on last half year, mainly driven by lower interest rates.

Underlying earnings per share at 12.9p were 12% up on last half year. At constant exchange rates underlying EPS was up 13%, in line with our stated double-digit earnings growth target. Acquisitions delivered 2% growth and the base business 11%.

Marketing Expenditure

Marketing expenditure for the half was £267 million, an increase of 7% over last half year and an increase of 9% at constant exchange rates. This represents a marketing to net sales ratio of 11.4%, which is in line with last year’s interim results, despite the changing mix of the Group’s portfolio following recent acquisitions, which have a lower level of relative investment versus the Group average.

Cash Flow

The outflow of funds in the first half reflects the seasonality of the Group’s businesses, and for the full year the Group remains committed to its free cash flow target of £300 million.

Net capital expenditure of £98 million for the half year is significantly higher than in previous years. This reflects a number of capacity and efficiency based projects being undertaken throughout the Group and also the initial implementation of new business systems based on a single global operating platform (Project PROBE).

Acquisitions and Disposals

In the half year ending 16 June, the Group acquired the Squirt beverage business in Mexico, a controlling interest in the Kent sugar confectionery business in Turkey and the Nantucket Nectars business in the US. Additionally we lifted our shareholding in the Cadbury India business from 51% to 90% and took our interest in the Cadbury Nigeria business to 46% (previously 40%). The Group also announced the proposed acquisition, subject to regulatory approval, of the Dandy chewing gum business on 27 June.

Dividend

The Board has declared an interim dividend of 3.5 pence, up from 3.35 pence in 2001. This will be paid on 18 October 2002 to Ordinary Shareholders on the Register at the close of business on 26 July 2002.

Ends

For further information:

David Kappler, Chief Financial Officer Sally Jones, Corporate Communications Director
Dora McCabe, Head of Group Public Relations

Cadbury Schweppes plc:	020-7409-1313 http://www.cadburyschweppes.com
Angus Maitland/Philip Gawith, The Maitland Consultancy	020-7379-5151

A presentation on the results will be webcast live on the group’s website http://www.cadburyschweppes.com at 09.30 a.m. Copies of the slides accompanying the presentation will be available on the website from 11 a.m.

Photographs for the media are available at NewsCast http://www.newscast.co.uk from 3 p.m. (UK) today. Tel (44) 207 608 1000.

Notes to Editors:
1.	Safe Harbor Statement
This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Actual results might differ materially from those projected in any such forward-looking statement. This presentation should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and which may describe factors which could cause actual results to differ materially from those projected in forward-looking statements.

2.	The following schedules are attached:
		Pages
	Group Profit & Loss Account
9
	Movements in Shareholders’ Funds	10
	Group Balance Sheet	11
	Group Cash Flow Statement	12
	Sales and Trading Profit Analysis	13

3.	Notes to the Schedules	14-16

4.	Cadbury Schweppes
Cadbury Schweppes is a major international company that manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes' products - which include brands like Cadbury, Schweppes, Dr Pepper, Snapple, Trebor and Bassett - are enjoyed in almost 200 countries across the world. Cadbury Schweppes employs over 38,000 people.

Cadbury Schweppes plc
Group Profit and Loss Account
For the 24 weeks ended 16 June 2002

Year			Half Year (Unaudited)
2001 restated £m	Notes		2002 £m	2001 restated £m

4,960		Turnover	2,354	2,200
		Operating costs
(4,030)		Trading expenses	(1,953)	(1,828)
(46)		Goodwill amortisation	(25)	(20)
(53)	2	Major restructuring costs	(17)	(14)
(4,129)			(1,995)	(1,862)

831		Trading Profit	359	338
57	2	Share of operating profit in associates	28	23

888		Total Operating Profit including Associates	387	361
31	3	Profit on sale of subsidiaries and investments	5	2

919		Profit on Ordinary Activities before Interest	392	363
(106)	4	Net interest	(43)	(49)

813		Profit on Ordinary Activities before Taxation	349	314
(241)	5	Taxation on profit on ordinary activities	(111)	(100)

572		Profit on Ordinary Activities after Taxation	238	214
(5)		Equity minority interests	(1)	(2)
(25)		Non-equity minority interests	(11)	(11)

542		Profit for the Financial Year	226	201
(222)		Dividends paid and proposed to Ordinary Shareholders	(70)	(70)

320		Profit Retained for the Financial Year	156	131

p	6	Earnings per Ordinary Share of 12.5p	p	p
27.0		Basic	11.3	10.0
26.7		Diluted	11.2	9.9
30.0		Underlying	12.9	11.5

11.0		Dividends per Ordinary Share	3.50	3.35

Cadbury Schweppes plc
Recognised Gains and Losses
Movements in Shareholders’ Funds
For the 24 weeks ended 16 June 2002

Year		Half Year (Unaudited)
2001		2002	2001 restated
£m		£m	£m
	Statement of Total Recognised Gains and Losses

542	Profit for the period	226	201
-	Currency translation differences	(13)	157
(3)	Write down of previously revalued assets	-	-

539	Total Recognised Gains and Losses in the period	213	358

(88)	Prior year adjustment		(88)

451	Total Recognised Gains and Losses since the last annual report		270

2001	Reconciliation of Movements in Shareholders’ Funds	2002	2001 restated
£m		£m	£m

2,545	Shareholders’ Funds at the beginning of the year	2,880	2,545
539	Total recognised gains and losses for the period	213	358
(222)	Dividends to Ordinary Shareholders	(70)	(70)
18	New share capital subscribed	22	22

2,880	Shareholders’ Funds at the end of the period	3,045	2,855

Cadbury Schweppes plc

Group Balance Sheet At 16 June 2002

Year			Half Year (Unaudited)
2001	Notes		2002	2001 restated
£m			£m	£m
		Fixed Assets
3,721		Intangible assets and goodwill	3,885	3,364
1,209		Tangible assets	1,282	1,131
555		Investments	548	491

5,485			5,715	4,986

		Net Current Assets / (Liabilities)
487		Stocks	574	508
996		Debtors	1,066	980
(1,756)		Creditors	(1,630)	(1,475)

(273)			10	13
		Other Liabilities
(1,637)	7	Net borrowings	(2,003)	(1,504)
(392)		Provisions for liabilities and charges	(381)	(326)

3,183		Net Assets	3,341	3,169

		Capital and Reserves
256		Called up share capital	257	256
1,019		Share premium account	1,047	1,018
90		Capital redemption reserve	90	90
59		Revaluation reserve	59	62
1,456		Profit and loss account	1,592	1,429

2,880		Shareholders' Funds	3,045	2,855

		Minority Interests
28		Equity minority interests	26	30
275		Non-equity minority interests	270	284

303			296	314

3,183		Total Capital Employed	3,341	3,169

Cadbury Schweppes plc
Group Cash Flow Statement
For the 24 weeks ended 16 June 2002

Year			Half Year (Unaudited)
2001	Notes		2002	2001
£m			£m	£m
		Net cash flow from operating activities
831		Group operating profit	359	338
162		Depreciation	75	71
46		Goodwill amortisation	25	20
(26)		Other non-cash items	(14)	(30)
88		Changes in working capital	(172)	(101)
1,101			273	298
38		Dividends received from associates	-	16
		Returns on investments and servicing of finance
(92)		Interest paid, net	(36)	(45)
(25)		Dividends paid to minority interests	(7)	(12)
(117)			(43)	(57)
(178)		Taxation	(99)	(89)
		Capital expenditure and financial investments
(233)		Net capital expenditure	(98)	(67)
(86)		(Purchase)/ issuance of shares by Employee Trust	11	(23)
(319)			(87)	(90)
		Acquisitions and disposals
(798)	8	Acquisitions of businesses	(274)	(188)
84	3	Net proceeds from sale of investments, associates and subsidiary undertakings	4	2
(714)			(270)	(186)
(214)		Dividends paid to Ordinary Shareholders	(153)	(147)

(403)		Cash outflow before use of liquid resources and financing	(379)	(255)
29	7	Management of liquid resources	68	(35)
		Financing
18		Issues of Ordinary Shares	23	22
355	7	Net change in borrowings and other financing	275	240
373		Net cash inflow from financing	298	262

(1)	7	Decrease in cash	(13)	(28)

		Free cash flow
(403)		Cash outflow before use of liquid resources and financing	(379)	(255)
800		Add back: cash flows from acquisitions, disposals and purchase of shares by Employee Trust	259	209

397			(120)	(46)

Cadbury Schweppes plc

Sales and Trading Profit Analysis
For the 24 weeks ended 16 June 2002

Sales
	2002 £m	2001 restated £m

North America Beverages	852	806
Europe Beverages	324	215
Europe Confectionery	654	641
Americas Confectionery	107	126
Asia Pacific	290	272
Africa, India and Middle East	123	136

	2,350	2,196
Central	4	4

Total Sales	2,354	2,200

Trading profit
	2002 £m	2001 £m

North America Beverages	248	229
Europe Beverages	50	34
Europe Confectionery	96	85
Americas Confectionery	8	14
Asia Pacific	38	39
Africa, India and Middle East	14	13

	454	414
Central	(53)	(42)

Underlying trading profit	401	372
Major restructuring costs	(17)	(14)
Goodwill amortisation	(25)	(20)

Trading profit	359	338

Cadbury Schweppes plc
Notes to the Schedules

1.	Group Accounts
a.	The half year accounts are prepared on the basis of the accounting policies as set out in the Group's published accounts for the 52 weeks ended 30 December 2001, except:

The Group has adopted for UK reporting purposes recently issued US pronouncements, on classification of certain sales incentives and marketing promotion programmes as a reduction to net sales, rather than as a trading expense. The pronouncements adopted were EITF 00-14, EITF 00-25 and EITF 01-09. The impact of adoption has been to reduce reported net sales by approximately 10% but with no effect on trading profit or net earnings. Comparative information has been restated on a consistent basis.

	b.	The 2001 half year results have also been restated to comply with FRS 19, Deferred Tax, which was adopted in the full year Group's accounts for 2001.
c.	The half year accounts are unaudited. The full year figures for 2001 included in this announcement do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985, and have been extracted from the Group's Annual Report and Form 20-F for 2001, a copy of which has been delivered to the Registrar of Companies and on which an unqualified report has been made by the auditors under Section 235 of the Companies Act 1985.

2.	Restructuring Costs
During the first half of 2002, the Group incurred £17m (2001: £14m) of restructuring costs of which £9m related to integration projects in acquired businesses, the most significant of which was the merging of the La Casera acquisition into the Group. Included within the associates line is restructuring costs of £nil (2001 £5m).

3.	Profit on Sale of Subsidiaries and Investments
The disposals taking place in the first half of 2002 were the Group’s beverages brands in Indonesia and 25% of the Group’s shareholding in Camelot, which reduced the Group’s overall holding to 20%.
The only disposal taking place in the first half of 2001 was the Group’s beverage brands in Serbia.
4. Net Interest			Half Year
	Year

	2001		2002	2001
	£m		£m	£m
	83	Net interest arising in Group companies	34	39
	23	Share of net interest arising in associates	9	10

	106		43	49

5.	Taxation

	Year		Half Year

	2001		2002	2001
	£m		£m	£m
	39	UK	3	3
	193	Overseas	103	92
	9	Associates	5	5

	241		111	100

6.	Earnings per Ordinary Share

Basic EPS for the half year is calculated on the weighted average of 2,000 million shares in issue during the half year (2001 half year: 2,005 million; 2001 full year: 2,005 million). Diluted EPS is calculated on the weighted average of 2,015 million shares (2001 half year: 2,022 million; 2001 full year: 2,028 million) which includes dilutive options outstanding. The earnings used in calculating the Basic and Underlying EPS figures were as follows:

Year		Half Year

2001		2002	2001
£m		£m	£m
542	Earnings	226	201
43	Add: Restructuring costs (net of tax)	12	12
46	Add: Goodwill amortisation	25	20
(30)	Less: Profit on sale of subsidiaries and investments (net of tax)	(4)	(2)

601	Underlying earnings	259	231

7.	Net Borrowings Net borrowings are made up as follows:

Year		Half Year

2001		2002	2001
£m		£m	£m
134	Cash at bank and in hand	160	100
(27)	Bank overdrafts	(61)	(30)

107	Net cash	99	70
323	Liquid resources	254	380
(668)	Other short term borrowings	(847)	(626)
(1,399)	Long term borrowings	(1,509)	(1,328)

(1,637)		(2,003)	(1,504)

Movements in cash and net borrowings in the period were as follows:

	Total net borrowings	Net cash	Liquid resources	Borrowings
	£m	£m	£m	£m
At 30 December 2001	1,637	(107)	(323)	2,067
Cash flow for the period	356	13	68	275
Assumed on acquisition	23	(2)	-	25
Accretion of interest	2	-	-	2
Exchange rate adjustments	(15)	(3)	1	(13)

At 16 June 2002	2,003	(99)	(254)	2,356

8.	Acquisitions

During the first half of 2002, acquisitions included Kent (a sugar confectionery company in Turkey), Squirt (a Mexican beverage brand) and Nantucket Allserve Inc. (a US beverage company). The Group also purchased 39% of the shares of Cadbury India which means the Group now owns 90% of Cadbury India, and increased the Group’s holding in Cadbury Nigeria by 6% to 46%. Total acquisition spend in the period was £271m.

During the first half of 2001, acquisitions included Slush Puppie, Carteret (a US beverages operation), Spring Valley (a juice brand in Australia) and Mantecol (an Argentinean confectionery brand). Total acquisition spend in the period was £48m. In addition, the cost of the final instalment of USD 200m for the tax benefits from Snapple Beverage Group, a 2000 acquisition, was paid.

9.	US GAAP
The Group prepares its consolidated accounts in accordance with generally accepted accounting principles ("GAAP") applicable in the UK, which differ from those applicable in the US. Key figures under US GAAP and a reconciliation of net income are summarised below:

Year 2001 £m		Half Year
		2002 £m	2001 £m
	Key figures under US GAAP

493	Reported net income (as below)	255	170
3,630	Shareholders’ equity	3,756	3,562

542	Net income for Ordinary Shareholders per UK GAAP	226	201
	US GAAP adjustments:
(109)	Goodwill / intangibles	25	(51)
29	Accounting for derivatives	7	4
9	Pensions	4	3
3	Other items	(1)	-
(11)	Taxation on above adjustments	(3)	(2)
15	Deferred taxation	(3)	-

478	Net income from continuing operations before changes in accounting principles	255	155
15	Cumulative effect on prior years (to 31 December 2000) of implementation of SFAS133, net of tax	-	15
493	Reported net income from continuing operations per US GAAP	255	170
145	Add back of amounts relating to goodwill and indefinate life intangibles amortisation on implementation of SFAS 142, net of tax	-	66

638	Adjusted net income, presented on a comparable basis, after the impact of implementation of SFAS 142	255	236

	Total earnings per ADS (before cumulative effect of accounting changes)
0.95	Basic	0.51	0.31
0.94	Diluted	0.51	0.31

	Total earnings per ADS (after cumulative effect SFAS 133)
0.98	Basic	0.51	0.34
0.97	Diluted	0.51	0.34

	Total earnings per ADS (presented on a comparable basis after effect of SFAS 142)
1.27	Basic	0.51	0.47
1.26	Diluted	0.51	0.47